Exhibit 2.1

***Confidential treatment has been requested as to certain portions of this agreement. Such omitted confidential information has been designated by an asterisk and has been filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933, as amended, and the Commission’s rules and regulations promulgated under the Freedom of Information Act, pursuant to a request for confidential treatment.***

ASSET PURCHASE AGREEMENT

dated as of

July 16 2003,

among

SERACARE LIFE SCIENCES, INC.,

INTERNATIONAL RECRUITING SERVICE, INC.

d/b/a BIOMEDICAL RESOURCES, INC.,

SIMPLICITY DIAGNOSTICS, INC.

and the

SELLING SHAREHOLDERS

listed on Exhibit A

i

(continued)

(continued)

(continued)

	Exhibits	Page
EXHIBIT A	Selling Shareholders
EXHIBIT B	Payment and Allocation Instructions
EXHIBIT C	Bill of Sale
EXHIBIT D	Solvency Certificate
EXHIBIT E	Form of Legal Opinions of Counsel to Sellers
EXHIBIT F	Form of Employment Agreement

Schedules
Disclosure Schedule

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is entered into as of July 16, 2003, among SeraCare Life Sciences, Inc., a California corporation (“Buyer”), International Recruiting Service, Inc. d/b/a BioMedical Resources, Inc., a Pennsylvania corporation (“Biomedical Resources”), Simplicity Diagnostics, Inc., a Pennsylvania corporation (“Simplicity Diagnositics”; each of Biomedical Resources and Simplicity Diagnostics is a “Seller” and, collectively, they are the “Sellers”), and the Persons listed on Exhibit A hereto, constituting all of the shareholders of the Sellers (the “Selling Shareholders”). Capitalized terms used herein and not otherwise defined are defined in ARTICLE X.

R E C I T A L S

WHEREAS, Sellers own certain assets more particularly described in this Agreement, used by them in the Business; and

WHEREAS, Sellers desire to sell, and Buyer desires to buy, those assets for the consideration and on the terms and conditions described herein.

A G R E E M E N T

In consideration of the mutual promises contained herein and intending to be legally bound, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1 Transfer of Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date, Sellers will (and the Selling Shareholders will cause Sellers to) sell, transfer, assign and deliver to Buyer (or such direct or indirect subsidiary of Buyer as Buyer may designate), and Buyer will purchase from Sellers, good and valid title to and all of Sellers’ right, title and interest in and to all of Sellers’ assets, rights and properties, of every kind or nature, which are used in or are related to the Business or are necessary for the operation of the Business as presently conducted, except the Excluded Assets (the “Purchased Assets”). The Purchased Assets include, but are not limited to, the following:

(a) Inventory. All inventory of usable goods, including all merchandise, raw materials, work in progress, finished products and other tangible personal property held for sale or used in connection with the Business as of the date hereof (the “Inventory”);

(b) Intellectual Property. All of the following and all rights in, arising out of, or associated therewith, including, but not limited to, all such rights used in the operation of the Business: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, research and development, formulae, proprietary information, know how, technology, technical information, data and customer lists, engineering procedures and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, domain names, common law trademarks and service marks, brand names, trademark and service mark registrations and applications therefor throughout the world; (vi) all software, including all software code recorded on or in any medium and whether embedded or in object code or source code form (excluding “shrink wrapped” software which is generally available to the public); (vii) all documentation of software design including, without limitation, the original design requirements, flowcharts, software specifications, notations explaining code, details of modifications, and descriptions and details of known software errors; (viii) all customer lists, mailing lists, and know-how; (ix) all works of authorship, databases and data collections and all rights therein throughout the world; and (x) any similar or equivalent rights to any of the foregoing anywhere in the world, together with the goodwill and the business appurtenant thereto and any rights, claims or choses in action relating to or deriving from any of the foregoing (each of the clauses (i) through and including (x) referenced above are collectively referred to herein as the “Intellectual Property”), including, without limitation, the specific items identified in Section 3.9 of the Disclosure Schedule;

(c) Personal Property and Capital Equipment. All tangible personal property and capital equipment, including, but not limited to, fixtures, servers and other computer equipment, vehicles, machinery and equipment, furniture, tools and supplies;

(d) Assigned Contracts. All rights of Sellers under all Contracts, guarantees and warranties from third parties, including but not limited to the Contracts listed on any section of the Disclosure Schedule (and, in particular, those contracts identified in Section 1.1(d) of the Disclosure Schedule), except for any Contract that requires the consent to assignment of a party thereto and for which such consent has not been obtained pursuant to Section 5.4 [Permits and Approvals] prior to the Closing (the “Assigned Contracts”);

(e) Real Property Interests. All Real Property owned by Sellers and the leasehold interests listed on Section 1.1(e) of the Disclosure Schedule, including all leasehold improvements to the leased premises (the “Leasehold Interests”);

(f) Books and Records. All books and records and all files, documents, papers and agreements (including, but not limited to, those contained in computerized storage media) pertaining to the Purchased Assets, the Assumed Liabilities or otherwise to the Business; provided that Sellers shall be permitted to provide Buyer with a copy, as opposed to the originals, of the books and records and other documents specified in Section 1.3(c);

(g) Permits. All transferable Permits and equivalent documents;

(h) Insurance from Destroyed or Damaged Assets. All of Sellers’ rights and interests arising under or in connection with any insurance policies covering all or a portion of the Purchased Assets or the Business; and

(i) Other Assets. All other assets and rights relating to the Business other than the Excluded Assets, not specifically enumerated or excluded herein, including goodwill associated therewith.

1.2 Intellectual Property License. To the extent Sellers cannot for any reason sell or otherwise transfer all or any portion of the Intellectual Property, Sellers hereby grant Buyer a worldwide, exclusive, royalty-free perpetual license to the Intellectual Property, including the right to sublicense the Intellectual Property to third parties and to use, copy, distribute, reproduce, modify and make derivative works from the Intellectual Property.

1.3 Assets Not Transferred. The following assets, rights and properties of Sellers are specifically excluded from the Purchased Assets and shall be retained by Sellers (the “Excluded Assets”):

(a) Accounts Receivable. All accounts receivable;

(b) Refund Claims. Rights to or claims for refunds of taxes and any other governmental charges for periods ending on or prior to the Closing Date and the benefit of net operating loss carry-forwards or other tax credits of Sellers;

(c) Corporate Assets. As set forth in Section 1.3(c) of the Disclosure Schedule, all nontransferable Permits and assets relating to Sellers’ corporate functions (including, but not limited to, the corporate charter, taxpayer and other identification numbers, income tax and accounting records, seals, minute books and stock transfer books, but excluding the corporate names of BioMedical Resources, International Recruiting Service and Simplicity Diagnostics);

(d) Cash and Cash Equivalents. All cash on hand and cash equivalents (including, but not limited to, bank accounts and temporary cash investments);

(e) Sellers’ Rights. Sellers’ rights under the Transaction Documents; and

(f) Personal Items. Sellers’ rights and interest in those items of artwork and those personal items in Sellers’ offices set forth, in each case, in Section 1.3(f) of the Disclosure Schedule.

ARTICLE II

CLOSING/PURCHASE PRICE

2.1 The Closing. The Closing will take place at the offices of O’Melveny & Myers LLP, 114 Pacifica, Suite 100, Irvine, California 92618, concurrently with the execution of this Agreement through the exchange of original or facsimile signature pages by the parties.

2.2 Purchase Price. Subject to the terms and conditions of this Agreement, Buyer agrees to acquire the Purchased Assets from Sellers and to pay Sellers the following consideration (all payments of cash and stock to be made by Buyer to Sellers hereunder shall be allocated among Sellers and paid by Buyer to the accounts specified on Exhibit B, hereto):

(a) Three Million Five Hundred Fifty Thousand U.S. Dollars ($3,550,000) (the “Cash Payment”), payable on the Closing Date by cash (less any payments made by Buyer to creditors of Sellers at the Closing pursuant to Section 2.5), bank or cashier’s check or wire transfer of immediately available funds, which wire instructions shall have been delivered to Buyer by Sellers at least two days prior to Closing;

(b) Shares of Buyer’s common stock (the “Buyer’s Shares”) having an aggregate value of $400,000, with the price per Buyer’s Share for this purpose to be deemed equal to the volume-weighted average closing price per share of Buyer’s common stock as reported by the Nasdaq SmallCap Market for the ten (10) trading days immediately preceding the Closing Date;

(c) Entry by Buyer into three-year employment agreements with a two-year mutual renewal period (each in the form set forth in Exhibit F) with each of Stephen Lowenthal, President of each Seller, and Scot Merves, Vice President of each Seller, providing for a combined rate of compensation totaling $350,000 per annum (collectively, the “Employment Agreements”); and

(d) The earn-out payments provided for in Section 2.3.

2.3 Earn-Out Payments. Following the Closing Date, Buyer agrees to make additional payments in cash to Sellers, calculated as set forth in this Section 2.3 (collectively, the “Earn-Out Payments”), for each of Buyer’s 2004, 2005 and 2006 fiscal years (the “Earn-Out Years”), which Earn-Out Payments will be paid to Sellers in accordance with Section 2.3(c) below by corporate check or by wire transfer of immediately available funds. In order to simplify the calculation of the Earn-Out Payments, the parties agree there shall be no earn-out for the period from the Closing through September 30, 2003, and instead, the first day of the first Earn-Out Year will be October 1, 2003 and the last day of the last Earn-Out Year will be September 30, 2006. Buyer will manage and operate the Business during the Earn-Out Years in good faith and consistent with its obligations as a publicly traded company. Buyer will afford the Selling Shareholders the opportunity to have reasonable input in the operation of the Business during the Earn-Out Years.

(a) Calculation of Earn-Out Payment. The Earn-Out Payment for each Earn-Out Year shall be as follows:

(i) For Buyer’s 2004 fiscal year, Sellers will receive (in the aggregate for both Sellers) an Earn-Out Payment equal to **% of the DSOI (as such term is defined in Article X) in excess of $***** but less than $*****, plus **% of the DSOI in excess of $***** (“First Earn-Out Payment”).

(ii) For Buyer’s 2005 fiscal year, Sellers will receive (in the aggregate for both Sellers) an Earn-Out Payment equal to **% of the DSOI in excess of $***** but less than $*****, plus **% of the DSOI in excess of $***** (“Second Earn-Out Payment”).

(iii) For Buyer’s 2006 fiscal year, Sellers will receive (in the aggregate for both Sellers) an Earn-Out Payment equal to **% of the DSOI in excess of $***** but less than $*****, plus **% of the DSOI in excess of $***** (“Third Earn-Out Payment”).

(iv) If the DSOI is less than $***** for any Earn-Out Year, no Earn-Out Payment shall be due for such Earn-Out Year.

(v) Calculations of each Earn-Out Payment shall be made on a cumulative basis for such fiscal year such that no amount shall be payable with respect to any Earn-Out Year unless and until the DSOI for such Earn-Out Year exceeds $*****.

(b) Written Report. Within forty-five (45) days after the end of each fiscal quarter of an Earn-Out Year (except for the fourth fiscal quarter of each fiscal year, for which the applicable time period shall be ninety (90) days after the end of such fiscal quarter), Buyer shall calculate the DSOI for such Earn-Out Year (as measured through such fiscal quarter) and shall deliver to Sellers a report setting forth in reasonable detail the amount and determination of DSOI for such Earn-Out Year (as measured through such fiscal quarter). Each written report delivered to Sellers shall be accompanied by the quarterly financial statements used to calculate DSOI. Each written report and the financial statements accompanying such report for any fiscal quarter are collectively referred to herein as the “Written Report.” The Written Report shall be used for purposes of determining the Earn-Out Payment, if any, to be delivered to Sellers for such fiscal quarter in accordance with Section 2.3(c).

(c) Payment of Earn-Out Payment. For each fiscal quarter of Buyer during an Earn-Out Year, Buyer shall pay Sellers the amount, if any, of the Earn-Out Payment due to Sellers for such fiscal quarter, as follows:

(i) With respect to Buyer’s 2004 fiscal year, Buyer shall pay Sellers, on the date that Buyer delivers the Written Report to Sellers pursuant to Section 2.3(b), the amount of the First Earn-Out Payment (if any, and as measured through such fiscal quarter in accordance with Section 2.3(a)), minus the sum of any payments previously paid by Buyer to Sellers pursuant to this Section 2.3(c)(i) for any prior fiscal quarter of Buyer’s 2004 fiscal year.

(ii) With respect to Buyer’s 2005 fiscal year, Buyer shall pay Sellers, on the date that Buyer delivers the Written Report to Sellers pursuant to Section 2.3(b), the amount of the Second Earn-Out Payment (if any, and as measured through such fiscal quarter in accordance with Section 2.3(a)), minus the sum of any payments previously paid by Buyer to Sellers pursuant to this Section 2.3(c)(ii) for any prior fiscal quarter of Buyer’s 2005 fiscal year.

(iii) With respect to Buyer’s 2006 fiscal year, Buyer shall pay Sellers, on the date that Buyer delivers the Written Report to Sellers pursuant to Section 2.3(b), the amount of the Third Earn-Out Payment (if any, and as measured through such fiscal quarter in accordance with Section 2.3(a)), minus the sum of any payments previously paid by Buyer to Sellers pursuant to this Section 2.3(c)(iii) for any prior fiscal quarter of Buyer’s 2006 fiscal year.

(d) Resolution of Disputes.

(i) Sellers, or a certified public accountant employed by an independent certified public accounting firm selected by Sellers, shall, upon reasonable notice to Buyer, be given access to the financial records of Buyer for the purpose of verifying DSOI. Sellers hereby agree that all information given to Sellers or their representative for the purpose of verifying DSOI shall be kept confidential by such Persons and shall not be used except for the purpose of verifying DSOI. The books and records of Buyer shall be made available to Sellers or their representative in Oceanside, California. The costs of reviewing the books and records of

Buyer shall be borne by Sellers, unless a discrepancy of at least 10% in favor of Sellers is found by Sellers and agreed to by Buyer or otherwise determined to be appropriate pursuant to Section 2.3(d)(ii), in which event Buyer shall reimburse Sellers for such costs.

(ii) If Sellers disagree with any Written Report(s) delivered to Sellers during any Earn-Out Year pursuant to Section 2.3(b), then, within forty five (45) days after the later to occur of (i) the end of such Earn-Out Year, or (ii) the receipt by Sellers of the applicable Written Report, Sellers shall notify Buyer of its objections to the Written Report(s). Buyer and Sellers shall review the Written Report(s) and attempt in good faith to resolve their differences. If Buyer and Sellers cannot reach an amicable resolution of the matter, then they shall request a mutually agreed upon large, independent certified public accounting firm, other than Buyer’s or Sellers’ respective accounting firms, to (i) review the Written Report(s), (ii) make its determination of DSOI for the Earn-Out Year in dispute, and (iii) notify the parties of its determination. The determination of such firm shall be final and conclusive. The firm’s costs shall be borne equally by Buyer and Sellers.

(iii) Within ten (10) days following the determination of DSOI for the Earn-Out Year in dispute, Buyer shall pay to Sellers the amount of any Earn-Out Payment determined to be paid to Sellers in accordance with this Section 2.3(d) that is in excess of the amount paid to Sellers pursuant to Section 2.3(c) or Sellers shall reimburse to Buyer the amount of any Earn-Out Payment paid to Sellers pursuant to Section 2.3(c) that is in excess of the Earn-Out Payment determined to be paid to Sellers in accordance with this Section 2.3(d).

(e) Certain Exceptions. Notwithstanding anything to the contrary herein, in the event of the termination of a Selling Shareholder’s employment with the Buyer pursuant to Section IV.C of the Selling Shareholder’s respective Employment Agreement on or before September 30, 2004, then the balance of the annual Earn-Out Payments with respect to the Sellers shall thereafter be the greater of (i) the Earn-Out Payment as calculated under Section 2.3(a), or (ii) $***** for each remaining Earn-Out Year (which amount shall be appropriately adjusted for any partial Earn-Out Year).

2.4 Purchase Price Adjustment.

(a) Adjustment. The Purchase Price for the Purchased Assets shall be increased or reduced as follows:

(i) If the Inventory Value is less than $*****, then the Purchase Price shall be reduced, on a dollar for dollar basis, by the amount by which $***** exceeds the Inventory Value;

(ii) If the Inventory Value is greater than $*****, then the Purchase Price shall be increased, on a dollar for dollar basis, by the amount by which the Inventory Value exceeds $*****; and

(iii) If the Inventory Value is greater than or equal to $***** and less than or equal to $*****, then there shall be no adjustment to the Purchase Price pursuant to this Section 2.4.

(b) Determination of Inventory Value.

(i) Attached hereto as Schedule 2.4(b)(i) is a complete list, prepared by Sellers, of all of the Inventory as of the Closing (the “Inventory Report”). The Inventory Report sets forth for each unit of inventory, the cost of such unit (which shall be calculated on a basis consistent with the past practices of Sellers), and the quantity of such unit that are saleable. For purposes of the foregoing sentence, an item of Inventory is “salable” if it is neither damaged or defective such that, but for the transactions contemplated by this Agreement, it would have been saleable by the Business in the ordinary course of business. The Inventory Report shall also include a subtotal for each unit of Inventory (price multiplied by quantity) and a total for all units (the sum of the subtotals). Buyer, or a certified public accountant employed by a large, independent certified public accounting firm selected by Buyer, shall have the right to perform a physical inventory observation (at any time within 45 days after the Closing) of the Inventory to review and audit the Inventory Report. During such 45-day period, Buyer and Buyer’s accountants will have the right to review the books and records of the Business related to the Inventory and Sellers’ preparation of the Inventory Report. If, within such 45-day period, Buyer determines that the quantity of any unit of Inventory included in the Inventory Report is overstated as of the Closing, then Buyer shall give Sellers written notice of such disagreement identifying the item(s) in dispute and the basis for such dispute. The parties shall use their reasonable efforts to reach agreement with respect to such disputed item(s) within ten (10) days following the delivery of such written notice from Buyer or such longer period as may be agreed upon by the parties (the “Resolution Period”). Notwithstanding anything in this Section 2.4(b)(i) to the contrary, except for claims for fraud or intentional misrepresentation, Buyer may not dispute the cost of any unit of Inventory as set forth by Sellers on the Inventory Report and there shall be no adjustment pursuant to this Section 2.4 with respect to the cost (as opposed to quantity) of any unit of Inventory.

(ii) If the parties fail to reach a mutually agreeable determination with respect to the Inventory Report within the Resolution Period, then they shall request a mutually agreed upon large, independent certified public accounting firm, other than Buyer’s or Sellers’ respective accounting firms, to (i) review the Inventory Report, any books and records of the Business related to the Inventory, the identification of salable Inventory as of the Closing Date and Sellers’ preparation of the Inventory Report, and any written report(s) prepared by Buyer or its public accountant in connection with its accounting of the Inventory following the Closing Date, (ii) make its determination of the quantity of each unit of Inventory as of the Closing Date, and (iii) notify the parties of its determination. The determination of such firm shall be final and conclusive. The firm’s costs shall be borne equally by Buyer and Sellers. The value of the Inventory, as finally determined pursuant to this Section 2.4(b), is referred to herein as the “Inventory Value.”

(iii) Payment of Adjustment. Any payment to be made pursuant to Section 2.4(a) shall be made by Sellers to Buyer or Buyer to Sellers, as applicable, by corporate check or by wire transfer of immediately available funds within five (5) business days following the date of the final determination of the Inventory Value; provided, however, that in no event shall Buyer be obligated to pay to Sellers any adjustment to the Inventory Value in excess of $***** (in the aggregate for both Sellers). Notwithstanding anything to the contrary in this Section 2.4, if Sellers are obligated to make any payment to Buyer pursuant to this Section

2.4(b)(iii), Buyer shall be entitled to offset and retain all or a portion of such payment from any Earn-Out Payments required to be paid to Sellers pursuant to Section 2.3 hereof.

2.5 Liabilities. Section 2.5 of the Disclosure Schedule sets forth all liabilities of Sellers outstanding as of the Closing Date to any creditor in excess of $10,000 per creditor. Except for those liabilities set forth in Section 2.5 of the Disclosure Schedule under the heading “Disputed Liabilities” that have been disputed by Sellers in good faith, Buyer may, at its option (exercisable in its sole discretion) disburse full payment for such liability at the Closing to the creditor identified next to such liability in Section 2.5 of the Disclosure Schedule in an amount equal to the outstanding obligation relating to such liability, and reduce the Cash Payment by the amount of such payment(s).

2.6 Instruments of Conveyance and Transfer. On the Closing Date, Sellers shall execute and deliver or cause to be delivered to Buyer the closing deliveries identified in Section 6.1.

2.7 Excluded Liabilities. Buyer shall not assume, shall not take subject to and shall not be liable for, any liabilities or obligations of any kind or nature, whether absolute, contingent, accrued, known or unknown, of Sellers or any Affiliate of Sellers (the “Excluded Liabilities”), including, but not limited to, the following:

(a) Any liabilities or obligations incurred, arising from or out of, or in connection with Sellers’ operations (including but not limited to those liabilities set forth on Schedule 2.5 of the Disclosure Schedule), the condition of their respective assets or places of business, or their respective ownership of the Purchased Assets, occurring prior to the Closing Date, or the issuance, sale, repayment or repurchase of any of their respective securities.

(b) Any liabilities or obligations incurred, arising from or out of, in connection with or as a result of any alleged or actual defect in any product or in connection with any alleged or actual breach of warranty (whether express or implied) in relation to any product sold by Sellers prior to the Closing Date.

(c) Any liabilities or obligations (whether assessed or unassessed) of Sellers for any Taxes, including any Taxes arising by reason of the transactions contemplated herein, as of, or for any period ending on or prior to, the Closing Date.

(d) Any fees and expenses of Sellers in connection with the transactions contemplated herein.

(e) Any liabilities or obligations to or with respect to former or current officers, directors, employees, consultants or Affiliates of Sellers, including without limitation any liabilities or obligations of Sellers in connection with (1) any profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, (2) any plan, agreement or arrangement providing for “fringe benefits” or perquisites to employees, officers, directors or agents, including but not limited to, benefits relating to company automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, medical, dental, hospitalization, life insurance and other types of insurance, (3) any retiree health or other benefit plan, agreement or arrangement,

(4) any collective bargaining, labor or employment agreement or other similar arrangement or (5) any other employee benefit plan, agreement or similar arrangement.

(f) Any liabilities or obligations of any nature to stockholders or former stockholders of Sellers.

(g) Any liabilities or obligations of Sellers arising out of any wrongful or unlawful violation or infringement of any Intellectual Property of any person or entity arising from facts or circumstances occurring prior to the Closing Date.

(h) Debts, expenses, obligations or liabilities of Sellers arising out of any claim, Action, suit or proceeding involving any Seller, the Business or the Purchased Assets pending as of the Closing Date or arising out of or relating to matters or events occurring on or prior to the Closing Date.

(i) Any Actions, claims, demands or obligations of any nature by or to any employee or former employee of Sellers.

(j) Any liabilities or obligations of Sellers incurred, arising from or out of or in connection with this Agreement or the events or negotiations leading up to this Agreement.

It is specifically agreed that Sellers shall remain liable for all Excluded Liabilities.

2.8 Tax Allocation. Buyer and Sellers shall allocate the Purchase Price to broad categories constituting components of the Purchased Assets in accordance with the basis of allocation set forth in Section 2.8 of the Disclosure Schedule. Each party will report the Transactions in accordance with the agreed upon allocation for all federal, state, local and other tax purposes, but such allocation shall not constrain reporting for other purposes.

2.9 Sales and Use Tax. Buyer and Sellers shall cooperate in preparing and filing use and sales tax returns relating to, and Sellers shall pay and be wholly responsible for any and all sales taxes due with regard to, the Transactions.

2.10 Prorations.

(a) All payments under or pursuant to the Assigned Contracts relating to periods on or prior to the Closing Date, whether or not payable after the Closing Date, shall be prorated between Buyer and Sellers on a prorated basis, on the basis of a 365-day year and the number of days elapsed as of the Closing Date. With respect to any products sold (or services rendered) pursuant to the Assigned Contracts or other obligations pursuant to which Sellers purchase product (for example, purchase orders), Sellers and Buyer shall use reasonable best efforts to arrange for vendors to bill Sellers directly for periods on or prior to the Closing Date and Buyer directly for periods after the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, amounts due for supplies received from or services rendered by third-party vendors to Sellers on or prior to the Closing Date shall be for the account of and paid by Sellers.

(b) After the Closing, any ad valorem, use, real and personal property and similar Taxes, installments or special assessments arising from, or relating to, the Purchased Assets or the conduct of the Business, which become due and payable on or after the Closing Date and relate to periods both before and after the Closing Date, shall be prorated and adjusted between Sellers and Buyer as of the Closing Date on a per diem basis and Sellers shall be responsible for and pay to Buyer the portion of such amounts allocable to the period or portion thereof ending on the Closing Date for which payment is due after the Closing Date at least ten (10) business days prior to the date such Taxes become due and payable.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as otherwise indicated on the Disclosure Schedule previously delivered to Buyer and attached hereto, each Seller represents and warrants to Buyer as follows:

3.1 Organization, Corporate Power and Authority.

(a) Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Neither the character nor the location of the assets owned or used by such Seller nor the nature of the business conducted by such Seller requires licensing or qualification under the laws of any other jurisdiction. Sellers have all requisite corporate power and authority to own, operate and lease the Purchased Assets, to conduct the Business, to execute and deliver the Transaction Documents and to perform their respective obligations thereunder.

(b) Sellers have no subsidiaries and own no capital stock of, or any equity interest of any nature, in any other entity. Neither Seller has agreed or is obligated to make, nor is any Seller bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect under which such Seller may become obligated to make, any future investment in or capital contribution to any other entity. Neither Seller has, at any time, been a general partner of any general partnership, limited partnership or other entity.

3.2 Authorization and Approval of Agreements.

(a) The affirmative vote of the holders of a simple majority of the outstanding shares of common stock of each Seller is the only shareholder vote required for approval of the Transactions, including but not limited to the sale of all or substantially all of such Seller’s assets in accordance with the provisions of such Seller’s charter documents, the Pennsylvania Business Corporation Law and any other applicable law (the “Required Shareholder Approval”). The Required Shareholder Approval has been obtained by each Seller as of the date hereof.

(b) The execution, delivery and performance by each Seller of the Transaction Documents, and the consummation by each Seller of the Transactions, have been duly authorized by all necessary corporate action by such Seller. This Agreement and each other Transaction Document has been duly executed and delivered by Sellers and constitutes the legal, valid and binding obligations of each Seller, enforceable against such Seller in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

3.3 Effect of Agreement. The execution, delivery and performance by each Seller of the Transaction Documents, and the consummation by such Seller of the Transactions, will not violate the charter documents or bylaws of such Seller or any Law to which such Seller is subject, or any judgment, award or decree or any indenture, agreement or other instrument to which such Seller is a party, or by which such Seller or the Purchased Assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any of the Purchased Assets.

3.4 Approvals. Except as set forth in Section 3.4 of the Disclosure Schedule, no Approval or Order or action of or filing with any Governmental Entity or other Person (including, but not limited to any third party consents to be obtained in connection with any real property lease or other Material Contract) is required to be obtained by any Seller for the execution and delivery by such Seller of the Transaction Documents or the consummation by it of the Transactions.

3.5 Permits. Section 3.5 of the Disclosure Schedule sets forth each Permit (and applications therefor) obtained by Sellers in connection with the conduct of the Business together with the name of the Governmental Entity issuing such Permit. Such Permits are valid and in full force and effect. Except as set forth in Section 3.5 of the Disclosure Schedule, all such Permits are freely transferable by Sellers, and upon Closing Buyer will have all right, title and interest of the holder thereof. All Permits necessary in connection with the operation of the Business as presently conducted have been obtained. No suspension, cancellation or termination of any Permits required by any Governmental Entity to permit the Business to be conducted is threatened or imminent.

3.6 Financial Statements.

(a) Sellers have previously delivered to Buyer accurate and complete copies of (i) the unaudited balance sheets of each Seller at December 31, 2000, December 31, 2001 and December 31, 2002 and the related unaudited statements of operations, shareholders’ equity and cash flows for the period and years then ended, and (ii) the unaudited consolidated balance sheet of each Seller at May 31, 2003, and the related unaudited statements of operations, shareholders’ equity and cash flows for the five months then ended (collectively, the financial statements described in clauses (i) and (ii) of this Section 3.6(a) are referred to herein as the “Financial Statements”). Such Financial Statements present fairly, in all material respects, the financial position of Sellers at the date thereof, and the results of operations, changes in shareholders’ equity and cash flows of Sellers for the period indicated.

(b) Neither Seller has any liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) except for (i) liabilities or obligations reflected or reserved against in full in the unaudited balance sheet of such Seller at May 31, 2003 (the “Balance Sheet”), (ii) liabilities disclosed on Section 3.6(b) of the Disclosure Schedule, and (iii) current liabilities incurred by such Seller in the ordinary course of business (consistent with past practices) since May 31, 2003 (the “Balance Sheet Date”).

(c) Since the Balance Sheet Date, whether or not in the ordinary course of business, there has not been, occurred or arisen any change in or event affecting Sellers or the Business that has had or may reasonably be expected to have a material adverse effect on Sellers or the Business.

3.7 Absence of Certain Changes. Except as set forth in Section 3.7 of the Disclosure Schedule, since January 1, 2003, neither Seller has:

(a) conducted its business other than in the usual and ordinary manner and in the ordinary course of business, including making all regularly scheduled payments and commitments (e.g., payroll, taxes, rent and lease payments) as such payments and commitments come due;

(b) suffered any material adverse change in its working capital, financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business or operations or any other change in or event affecting such Seller or the Business that has had or may reasonably be expected to have a material adverse effect on Sellers or the Business;

(c) waived any claims or rights of such Seller of substantial value;

(d) sold, transferred or otherwise disposed of any of such Seller’s properties or assets (real, personal or mixed, tangible or intangible) with a value of $10,000 or more except in the ordinary course of business and consistent with past practice;

(e) disposed of or permitted to lapse any Intellectual Property rights or (x) disclosed to any person other than representatives of Buyer or (y) third parties subject to confidentiality or non-disclosure agreements, copies of which have been delivered to Buyer, any trade secret, formula, process or know-how of such Seller not theretofore a matter of public knowledge;

(f) granted any general increase in the compensation of such Seller’s employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any employee of such Seller other than increases reasonable in amount and in the ordinary course of business;

(g) made any loan, guaranty or other extension of credit, or entered into any commitment to make any loan, guaranty or other extension of credit, to or for the benefit of any director, officer, employee, stockholder or any of its Associates or Affiliates;

(h) declared, issued, made or paid any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other thing of value;

(i) made any special or extraordinary payments to any Person;

(j) made any material investment, by purchase, contributions to capital, property transfers, or otherwise, in any other Person;

(k) issued, sold, redeemed or acquired for value any debt obligations or equity of such Seller;

(l) failed to maintain or repair any Purchased Asset in accordance with good and prudent maintenance and repair procedures;

(m) made any change in any method of accounting or accounting practice; or

(n) agreed, whether in writing or otherwise, to take any action described in this Section 3.7.

3.8 Capitalization. Section 3.8 of the Disclosure Schedule sets forth the authorized, issued and outstanding shares of capital stock of each Seller as of the date hereof, all of which are owned by the Selling Shareholders, as listed on Section 3.8 of the Disclosure Schedule. All issued and outstanding shares of capital stock of each Seller are validly issued, fully paid and nonassessable. Except for the shares of capital stock set forth on Section 3.8 of the Disclosure Schedule, there are no other issued and outstanding shares of capital stock of Sellers, or securities convertible into or exchangeable or exercisable for shares of capital stock, outstanding, and there are no outstanding options, warrants, rights, contracts, commitments, understandings or arrangements by which any Seller is bound to issue, transfer, repurchase, redeem or otherwise acquire or retire any shares of capital stock or other securities of such Seller.

3.9 Intellectual Property. Section 3.9 of the Disclosure Schedule lists all of the Intellectual Property owned by Sellers, including:

(a) all patents held by Sellers and all pending patent applications by Sellers, including for each such patent the serial or patent number, country, filing and expiration date and title;

(b) all registered trademarks and service marks of Sellers, and all pending applications for registration by Sellers of trademarks, including for each such trademark or service mark, the registration or application number, country, filing and expiration date;

(c) all registered copyrights of Sellers and all applications by Sellers for registration of copyrights, including the registration number, country and filing and expiration date of each such copyright;

(d) all domain names and unregistered Intellectual Property owned or used by any Seller;

(e) all licenses by any Seller to any person or entity of (i) any of the rights identified in subparagraphs (a) through (d) above, and (ii) any of Sellers’ other proprietary information; and

(f) all licenses by any other person or entity to any Seller of any Intellectual Property.

Each license, sublicense or other agreement identified in Section 3.9 of the Disclosure Schedule to which any Seller is a party (each a “Seller License”) is a valid and binding obligation of such Seller, enforceable in accordance with its terms. With respect to each Seller License, there is no default (or event that with the giving of notice or passage of time would constitute a default) by such Seller or, to the knowledge of Sellers, the other party thereto. Sellers have not received any notice (and Sellers have no knowledge) of claims asserted by any person to use any patents, trademarks, service marks, trade names, copyrights, technology, know-how or processes licensed by or to any Seller or challenging or questioning the validity or effectiveness of any Seller License.

Sellers have good and valid title to, or otherwise possess adequate rights to use pursuant to Section 3.9(f), all Intellectual Property necessary to permit Sellers to conduct the business and operations of Sellers in substantially the same manner as it had been conducted during the last fiscal year and immediately prior to the date hereof.

The domain names listed in Section 3.9(d) of the Disclosure Schedule are validly registered in the name of the applicable Seller as set forth in such Section. Such Seller owns and has good and exclusive title to, and has the exclusive right to use, all of such domain names and such unregistered Intellectual Property.

All licenses by any other person or entity to any Seller of any Intellectual Property are assignable and will be assigned to the Buyer at the Closing.

The employees and consultants of Sellers have taken all actions necessary, appropriate or desirable to irrevocably assign or otherwise transfer to Sellers all of their respective right, title and interest in and to any Intellectual Property rights owned by them which are necessary to permit Sellers to conduct the business and operations of Sellers in substantially the same manner as it had been conducted during the last fiscal year and immediately prior to the date hereof.

Sellers have not received any threat, demand or notice of claim from any person or entity asserting that Sellers’ use of any of the Intellectual Property or the registration thereof constitutes any infringement, interference, violation, misappropriation, breach or wrongful use of the intellectual property rights of any other person or entity and no Seller is a party to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer, or licensing by such Seller of any Intellectual Property, or which may affect the validity, use or enforceability of such Intellectual Property by such Seller.

Buyer’s use of the Purchased Assets, including without limitation, the Intellectual Property, in connection with the operation of the Business in substantially the same manner as it had been conducted during the last fiscal year and immediately prior to the date hereof by Sellers, will not infringe any Third Party rights, including, without limitation, proprietary rights, intellectual property rights, moral rights and privacy rights.

The disclosure by Sellers, and the use and further disclosure by Buyer to Affiliates of Buyer or Third Parties, of all customer, vendor, supplier and consumer data assigned to Buyer hereunder will not violate any privacy policy, data-sharing agreement, confidentiality agreement or non-disclosure agreement to which any Seller is a party, or, to Sellers’ knowledge, infringe or violate the privacy rights of any party. Sellers have assumed, and Buyer acknowledges such assumption, that all of Sellers’ suppliers are in compliance with the Health Insurance Portability and Accountability Act of 1996, as amended, and Sellers do not assume any responsibility or liability therefor.

Except as set forth in Section 3.9 of the Disclosure Schedule, all software, hardware and firmware used in Sellers’ products was entirely internally-developed by employees of Sellers or validly transferred by such employees to Sellers, and all inventorship, ownership, authorship, patent, copyright, trademark, trade secret and other rights relating to such Intellectual Property are owned by Sellers free and clear of any obligation or agreement to any other Person and will not, as a result of the transactions contemplated by this Agreement, be the subject of any obligation or agreement to any third party except as set forth on Section 3.9 of the Disclosure Schedule.

Except as set forth in Section 3.9 of the Disclosure Schedule, Sellers have taken all steps necessary, appropriate or desirable including, without limitation, entering into appropriate confidentiality, non-disclosure and non-competition agreements with all officers, employees and consultants of Sellers with access to or knowledge of Sellers’ Intellectual Property.

3.10 Customers and Suppliers. Section 3.10 of the Disclosure Schedule lists the names of and describes all contracts with and the appropriate percentage of Business attributable to, the ten largest customers and ten most significant suppliers of Sellers during the last fiscal year. Except as disclosed in Section 3.10 of the Disclosure Schedule, as of the Closing Date, Sellers have not received any notice that (i) any of their respective customers has ceased, or will cease, to use Sellers’ products and services during the six-month period immediately following the Closing Date, or (ii) any of their respective suppliers has ceased, or will cease, to continue to sell its products and services to Sellers on terms consistent with its past practices, during the six-month period immediately following the Closing Date.

3.11 Tax Matters.

(a) Sellers have timely filed all Tax Returns required of them and have paid all Taxes shown thereon to be due. Adequate provision has been made in the books and records of Sellers, and in the Financial Statements, for all Taxes for all periods or portions of periods ending on or before the Closing Date, whether or not due and payable and whether or not disputed to the extent not paid.

(b) None of Sellers have elected to be treated as a consenting corporation under Section 341(f) of the Code.

(c) Section 3.11 of the Disclosure Schedule lists the date or dates through which the Internal Revenue Service and any other Governmental Entity have examined the

United States federal income tax returns and any other Tax Returns of any Seller. Except as set forth in Section 3.11 of the Disclosure Schedule, no Governmental Entity has examined or is in the process of examining any Tax Returns of any Seller. Except as set forth in Section 3.11 of the Disclosure Schedule, no Governmental Entity has proposed in writing any deficiency, assessment or claim for Taxes and there is no basis for any such delinquency assessment or claim. No waiver of the statute of limitations with respect to Tax Returns of Sellers has been given by or requested from Sellers.

3.12 Material Contracts. Section 3.12 of the Disclosure Schedule lists each Contract to which any Seller is a party or to which such Seller or the Purchased Assets are subject or by which such Seller or the Purchased Assets are bound that is a Material Contract. The following Contracts shall be deemed to be “Material Contracts” with respect to each Seller: any Contract that (a) after the Balance Sheet Date obligates such Seller to pay an amount of $25,000 or more, (b) has an unexpired term as of the Balance Sheet Date in excess of six months, (c) the Business is substantially dependent upon or which is otherwise material to the Business, (d) provides for an extension of credit other than credit agreements with banks having normal credit terms, (e) limits or restricts the ability of such Seller in any material respect to compete or otherwise to conduct the Business in any manner or place, (f) provides for a guaranty or indemnity by such Seller, (g) grants a power of attorney, agency or similar authority to another Person, (h) grants a right to, or obligation of, any Affiliate, officer or director or any Associate of such Seller, (i) requires such Seller to buy or sell goods or services with respect to which there will be material losses or will be costs and expenses materially in excess of expected receipts, or (j) was not made in the ordinary course of business. Each Material Contract is valid and subsisting; Sellers have duly performed all their respective obligations thereunder to the extent that such obligations to perform have accrued; and no breach or default, alleged breach or default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by any Seller, or, to the best knowledge of Sellers, any other party or obligor with respect thereto, has occurred or as a result of the Transactions will occur. True copies of the written Contracts listed on Section 3.12 of the Disclosure Schedule, including all amendments and supplements thereto, have been delivered to Buyer, together with full, complete and accurate descriptions of all oral Contracts.

3.13 Condition of Property. Sellers have good and marketable title to, free of any Encumbrances, all of the Purchased Assets, except for liens for Taxes not yet due. All material Leasehold Interests held by any Seller as lessee are held under valid, binding and enforceable leases. All of the Purchased Assets are in good operating condition and repair as required for their use in the Business.

3.14 Use of Leasehold Interests. All Leasehold Interests are used and operated in compliance and conformity with all applicable leases and Contracts. Sellers have not received notice of any violation of any applicable zoning or building regulation or ordinance relating to the Leasehold Interests and, to the knowledge of Sellers, there is no such violation.

3.15 No Default, Violations or Legal Proceedings.

(a) To the knowledge of Sellers, Sellers are not in violation of any Law, regulation or order of any court or federal, state, municipal or other governmental department,

commission, board, bureau, agency or instrumentality (including, without limitation, laws, regulations, Orders, restrictions and compliance schedules applicable to environmental standards and controls, wages and hours, civil rights and occupational health and safety) and Sellers have not received any notice of claimed noncompliance. To the knowledge of Sellers, the forms, procedures and practices of Sellers are in compliance with all such Laws, to the extent applicable.

(b) There is no Order or Action pending, or, to the best knowledge of Sellers, threatened, against or affecting Sellers or the Purchased Assets that individually or when aggregated with one or more other Orders or Actions has or would reasonably be expected to have a material adverse effect on the Business or on Sellers’ ability to perform their respective obligations under the Transaction Documents. Section 3.15 of the Disclosure Schedule lists each Order and each Action that involves a claim or potential claim of aggregate liability in excess of $10,000 against, or that enjoins or seeks to enjoin any activity by Sellers or any Affiliate of Sellers. There is no matter or other Action as to which any Seller or any Affiliate of any Seller has received any notice, claim or assertion, or, to the best knowledge of Sellers, which otherwise has been threatened or is reasonably expected to be threatened or initiated, against or affecting any director, officer, employee, agent or representative of any Seller or any other Person.

3.16 Insurance. Sellers are insured with reputable insurers against all risks normally insured against by companies engaged in similar businesses. All insurance policies and bonds are in full force and effect. Section 3.16 of the Disclosure Schedule lists all insurance policies and bonds maintained by Sellers with respect to the Business or the Purchased Assets. Sellers are not in default under any such policy or bond and have received no notice of cancellation of any such policy or bond. Except as set forth on Section 3.16 of the Disclosure Schedule, Sellers have timely filed claims with their respective insurers with respect to all matters and occurrences for which Sellers believe they has coverage. All insurance policies maintained by Sellers will remain in full force and effect and may reasonably be expected to be renewed on comparable terms in favor of Buyer following consummation of the Transactions (subject to such entities’ continuing compliance with the applicable terms thereof and any right of insurers to terminate without cause), and Sellers have not received notice or other indication from any insurer or agent of any intent to cancel or not so renew any of such insurance policies.

3.17 Employee Benefits.

(a) Employee Benefit Plans, Collective Bargaining and Employee Agreements, and Similar Arrangements.

(i) Section 3.17 of the Disclosure Schedule lists all employee benefit, compensation and fringe benefit plans and arrangements, including without limitation, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) to which any Seller is or ever has been a party or by which any Seller is or ever has been bound, legally or otherwise.

(ii) To the best knowledge of Sellers, Sellers have delivered to Buyer true and complete copies of all documents and summary plan descriptions with respect to such plans, agreements and arrangements, or summary descriptions of any such plans, agreements or arrangements not otherwise in writing.

(iii) There are no negotiations, demands or proposals that are pending or have been made which concern matters now covered, or that would be covered, by plans, agreements or arrangements of the type described in this section.

(iv) Sellers and each trade or business (whether or not incorporated) that is a member of a group of which any Seller is a member and which is under common control within the meaning of Section 414(b) and (c) of the Code (“ERISA Affiliate”) are in full compliance with the applicable provisions of ERISA and all other Laws applicable with respect to all such plans, agreements and arrangements and to all group health plans of any ERISA Affiliate. Sellers and their respective ERISA Affiliates have performed all of their obligations under all such plans, agreements and arrangements. There are no Actions (other than routine claims for benefits) pending or threatened against such plans or their assets, or arising out of such plans, agreements or arrangements, and, to the best knowledge of Sellers, no facts exist which could give rise to any such Actions.

(v) Each of the plans, agreements or arrangements can be terminated by Sellers within a period of thirty (30) days following the Closing Date, without payment of any additional compensation or amount or the additional vesting or acceleration of any benefits.

(b) Qualified Stock, Pension and Profit-Sharing Plans. No plan listed in Section 3.17 of the Disclosure Schedule is a stock bonus, pension or profit-sharing plan within the meaning of Section 401(a) of the Code.

(c) Pension Plans (Defined Benefit). No plan listed in Section 3.17 of the Disclosure Schedule is a plan subject to Title IV of ERISA.

(d) Multiemployer Plans. No plan listed in Section 3.17 of the Disclosure Schedule is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA). Sellers have never contributed to or had an obligation to contribute to any multiemployer plan.

3.18 Inventory. The Inventory set forth on the Balance Sheet consists of items of a quality and quantity currently useable and salable in the ordinary course of the Business. At the Closing, the inventory included in the Purchased Assets will be items of a quality usable or saleable by the Business in the ordinary course of business and merchantable and fit for the purpose for which such inventory was procured or manufactured, except for dated or defective materials (including, without limitation, raw materials, work-in-process and finished goods), which were written down or reserved against on the Balance Sheet in accordance with GAAP. All of the biologicals included in Inventory are in date and are properly labeled and packaged. Sellers do not hold any materials on consignment except as set forth on Section 3.18 of the Disclosure Schedule, and do not have title to any materials in the possession of others. Since January 1, 2003, all Inventory has been purchased and/or manufactured by Sellers in the ordinary course of business, consistent with anticipated requirements and the volumes of purchases thereof and orders therefore have not been reduced or otherwise changed in anticipation of the transactions contemplated by this Agreement.

3.19 Bank Accounts, Powers, etc. Section 3.19 of the Disclosure Schedule lists each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which Sellers have an account or safe deposit box and the names and identification of all Persons authorized to draw thereon or to have access thereto.

3.20 Environmental Matters. Except as set forth in Section 3.20 of the Disclosure Schedule, (i) none of Sellers (with reference to the Business and the Purchased Assets) or any Affiliate of Sellers has generated, used, transported, treated, stored, released or disposed of, or has suffered or permitted anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance in violation of any Law; (ii) there has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance in connection with the conduct of the Business of Sellers or the use of any property or facility of Sellers or any nearby or adjacent properties which has created or might reasonably be expected to create any liability under any Law or which would require reporting to or notification of any Governmental Entity; (iii) no asbestos or polychlorinated biphenyl or underground storage tank is contained in or located at any facility of Sellers; and (iv) any Hazardous Substance handled or dealt with in any way in connection with the businesses of Sellers, whether before or during Sellers’ ownership, has been and is being handled or dealt with in all respects in compliance with all applicable Laws.

Sellers have maintained all documents and records and made all filings required by applicable Law, relating to air or water quality, waste management, Hazardous Substances, or the protection of health or the environment. The air and water emission, discharge and waste disposal practices used by Sellers fully comply with, and have at all times fully complied with, all applicable Laws in all material respects. None of the Purchased Assets is contaminated with any Hazardous Substance.

3.21 Real Property. Sellers do not own, and have not since inception owned, any real property.

3.22 No Brokers or Finders. No agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Sellers or any of their respective Affiliates in connection with the negotiation, execution or performance of the Transaction Documents, is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement or the Transactions.

3.23 Accuracy of Information. All information furnished by or on behalf of Sellers to Buyer, its agents or representatives in connection with Sellers, the Business, the Purchased Assets, the Excluded Assets, the Assumed Liabilities and the Excluded Liabilities, this Agreement, and the Transactions is true and complete in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make any statement therein not misleading. None of the information supplied or to be supplied by or on behalf of Sellers (a) to any Person for inclusion, or included, in any document or application filed with any Governmental Entity having jurisdiction over or in connection with the transactions contemplated by this Agreement or (b) to Buyer, its agents or representatives in connection with these Transactions or this Agreement, did contain, or at the respective times such information is delivered or becomes effective, will contain any untrue statement of a material fact, or omitted or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.24 No Fraudulent Conveyance. The Purchase Price paid by Buyer to Sellers constitutes reasonably equivalent value and fair consideration for the Purchased Assets, as those terms are used under 11 U.S.C. Section 548, California Civil Code Section 3439 et seq. and other similar laws (the “Fraudulent Conveyance Laws”). This Agreement is an arm’s length sale transaction. Sellers are not now, nor will the transactions contemplated under this Agreement render, any Seller “insolvent” as that term is used in the Fraudulent Conveyance Laws. Sellers are not engaged in any business or transaction, nor are they about to engage in any business or transaction, for which property remaining with Sellers constitutes “unreasonably small capital,” as that term is used in the Fraudulent Conveyance Laws. Sellers are not entering into this Agreement with the intent to hinder, defraud or delay their creditors and the consummation of the transactions contemplated by this Agreement will not have any such effect. The transactions contemplated in this Agreement will not constitute a fraudulent transfer or fraudulent conveyance or any act with similar consequences or potential consequences under the Fraudulent Conveyance Laws, or otherwise give rise to any right of any creditor of Sellers whatsoever to lodge any claim against any of the Purchased Assets in the hands of Buyer after the Closing, avoid the transactions hereunder, or lodge any claim against Buyer. Sellers have no current plans to file and prosecute a petition for relief under Chapter 11 or 7 of the United States Bankruptcy Code. Terms in this Section not otherwise defined herein have the meanings ascribed to them in the Fraudulent Conveyance Laws.

3.25 Product Returns and Warranties. There are no liabilities for product returns other than those arising in the ordinary course of the Business. To the knowledge of Sellers, there are no threatened claims for (a) product returns, (b) warranty obligations or (c) product services other than in the ordinary course of the Business. Sellers have not made any express or implied warranties with respect to products sold or distributed by Sellers (other than passing on warranties made by the manufacturers thereof). Sellers have no knowledge of any presently existing circumstances that would constitute a valid basis for any voluntary or governmental recall of any product sold or distributed by Sellers in the course of or that relates to the Business.

3.26 Absence of Certain Business Practices. None of Sellers, or any director, officer, employee or agent of any Seller, or any other person acting on behalf of Sellers, directly or indirectly, is or has been a party to or the subject of any criminal proceeding or has, to Sellers’ knowledge, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person which (a) could reasonably be expected to subject the Business, Purchased Assets or Buyer to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, might have been reasonably likely to have had a material adverse effect or (c) if not continued in the future, might be reasonably likely to have a material adverse effect or which might subject any Seller or Buyer to suit or penalty in any private or governmental litigation or proceeding.

3.27 Assets Necessary to Business. The Purchased Assets constitute all of the material assets, properties and rights used in or necessary for the conduct of the Business. Sellers are the sole owners of the Purchased Assets. Immediately following the Closing, none of

Seller or any Affiliate of any Seller will own or lease any material assets, properties or rights which are used in or necessary for the conduct of the Business.

3.28 Investment Representations. Each Seller makes the representations set forth below to Buyer and acknowledges that Buyer’s reliance on federal and state securities law exemptions from registration and qualification is predicated, in part, on such representations:

(a) No Intent to Sell. Such Seller represents that it is acquiring the Buyer’s Shares solely for its own account, for investment purposes only, and not with a view to or an intent to sell, or to offer for resale in connection with any unregistered distribution of all or any portion of the Buyer’s Shares within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws.

(b) Accredited Investor. Such Seller represents that it is an “accredited investor” as defined in Regulation D promulgated under the Securities Act.

(c) No Reliance on Buyer. In evaluating the merits and risks of an investment in the Buyer’s Shares, such Seller represents that it has and will rely upon the advice of its own legal counsel, tax advisors, and/or investment advisors. Accordingly, such Seller hereby represents and warrants that it has reviewed the legal, accounting, tax and other economic aspects of such Seller’s acquisition of Buyer’s Shares with its own advisors and is not relying on Buyer for any legal, tax, accounting or other advice involved in its acquisition of the Buyer’s Shares.

(d) Relationship to and Knowledge About Buyer. Such Seller represents that it is knowledgeable about Buyer. As a result of such relationship, it is familiar with, among other characteristics, Buyer’s business and financial circumstances. Such Seller has received all information it considers necessary or appropriate for deciding whether to purchase the Buyer’s Shares hereunder, including without limitation, copies of Buyer’s filings with the Securities and Exchange Commission (“SEC”). Such Seller represents that it will rely solely on its own business judgment and investigations with respect to Buyer and the Buyer’s Shares.

(e) Restrictions on Buyer’s Shares. Such Seller represents that it understands that the Buyer’s Shares are and will be characterized as “restricted securities” under the federal securities laws since the Buyer’s Shares are being acquired from Buyer in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Seller represents that it will not make any disposition of all or any portion of the Buyer’s Shares, except in compliance with all applicable federal and state securities laws and unless and until: (a) there is then in effect a registration statement under the Securities Act filed by Buyer with the SEC covering such proposed disposition and such disposition is made in accordance with such registration statement; or (b) such disposition is made in accordance with Rule 144 under the Securities Act or similar rule or regulation then in effect; or (c) such proposed disposition is made in accordance with an exemption under the Securities Act then in effect, and, if requested by Buyer, an opinion of counsel acceptable to Buyer’s counsel, that such disposition will not require registration under the Securities Act and will be in compliance with all applicable state securities laws. Such Seller represents that it is familiar with Rule 144 under the

Securities Act and understands the resale limitations imposed thereby and by the Securities Act and applicable state securities laws. Notwithstanding anything in the contrary in this Agreement, Buyer has no obligation to register the Buyer’s Shares or file any registration statement under either federal or state securities laws.

(f) No General Solicitation. Such Seller represents that it was not presented with or solicited by any promotional meeting or material relating to the Buyer’s Shares.

(g) Share Certificate Legend. Such Seller represents that it understands and acknowledges that any certificate evidencing the Buyer’s Shares (or evidencing any other securities issued with respect thereto pursuant to any stock split, stock dividend or other form of reorganization or recapitalization) when issued shall bear, in addition to any other legends which may be required by applicable state securities laws, the following legend:

OWNERSHIP OF THE PURCHASED SHARES EVIDENCED BY THIS CERTIFICATE AND ANY INTEREST THEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER APPLICABLE LAW AND UNDER AN AGREEMENT WITH SERACARE LIFE SCIENCES, INC., INCLUDING RESTRICTIONS ON SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION, A COPY OF WHICH IS AVAILABLE FOR REVIEW AT THE OFFICE OF THE SECRETARY OF SERACARE LIFE SCIENCES, INC.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), NOR HAVE THEY BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO TRANSFER OF SUCH SECURITIES WILL BE PERMITTED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER, THE TRANSFER IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR IN THE OPINION OF COUNSEL TO THE CORPORATION, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND WITH APPLICABLE STATE SECURITIES LAWS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

4.1 Organization, Corporate Power and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California and is duly qualified to do business as a foreign corporation in the jurisdictions in which Buyer conducts its business, except where the failure to so qualify will not have a material adverse effect on Buyer’s ability to perform its obligations under the Transaction Documents. Buyer has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder.

4.2 Authorization of Agreement. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party, and the consummation by it of the

Transactions, have been duly authorized by all necessary corporate action by Buyer. This Agreement has been, and each other Transaction Document to which Buyer is a party will be at the Closing, duly executed and delivered by Buyer and constitute, or will, when delivered, constitute, the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

4.3 Effect of Agreement. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party, and the consummation by it of the Transactions, will not violate the charter documents or bylaws of Buyer or any Law to which Buyer is subject, or any judgment, award or decree or any material indenture, material agreement or other material instrument to which Buyer is a party, or by which Buyer or its properties or assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any of the properties or assets of Buyer, except to the extent the effect thereof will not be materially adverse to Buyer’s ability to fulfill its obligations under the Transaction Documents.

4.4 No Brokers or Finders. No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Buyer or its Affiliates in connection with the negotiation, execution or performance of the Transaction Documents, is or will be entitled to any broker’s or finder’s or similar fees or other commissions as a result of this Agreement or such transactions.

4.5 Valid Issuance of Purchased Shares. The Buyer’s Shares will, when issued and delivered to Sellers in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with applicable federal and state securities laws.

4.6 Legal Proceedings. There is no Order or Action pending or to the best knowledge of Buyer, threatened against Buyer that individually or when aggregated with one or more other Orders or Actions has or might reasonably be expected to have a material adverse effect on Buyer’s business or its ability to perform its obligations under the Transaction Documents.

ARTICLE V

COVENANTS

5.1 Confidentiality. All non-public information disclosed in writing and designated in writing as confidential by any party (or its representatives) whether before or after the date hereof, in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to any other party (or its representatives) shall be kept confidential by such other party and its representatives and shall not be used by any such Persons other than as contemplated by this Agreement, except to the extent that such information may otherwise be required by Law or to the extent such duty as to confidentiality is waived in writing by the other party. If this Agreement is terminated, each party shall use all reasonable efforts to return upon written request from the other party all documents (and reproductions thereof) received by it or its representatives from such other party (and, in the case of reproductions, all such reproductions made by the receiving party) that include information not within the exceptions contained in the first sentence of this Section 5.1, unless the recipients provide assurances reasonably satisfactory to the requesting party that such documents have been destroyed. Notwithstanding any other provisions contained herein, each party (and each of their respective employees, representatives or other agents) may disclose to any and all persons, without limitations of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the taxpayer relating to such tax treatment and tax structure.

5.2 Sellers’ and Selling Shareholders’ Covenant Not to Compete.

(a) Restrictions on Competitive Activities. Each Seller and each Selling Shareholder agrees that, after the Closing, Buyer shall be entitled to the goodwill and going concern value of the Business and to protect and preserve the same to the maximum extent permitted by law. Each of Sellers and the Selling Shareholders also acknowledge that their respective management contributions to the Business have been uniquely valuable and involve proprietary information that would be competitively unfair to make available to any competitor of the Business. For these and other reasons and as an inducement to Buyer to enter into this Agreement, each Seller and each Selling Shareholder agrees that for a period of 5 years following the Closing Date such Seller or such Selling Shareholder will not, directly or indirectly, for its or his own benefit or as agent for another, carry on or participate in the ownership, management or control of, or the financing of, or be employed by, or consult for or otherwise render services to, or allow its or his name or reputation to be used in or by any other present or future business enterprise that competes with Buyer in activities similar to the Business as of the Closing Date in the United States for so long as Buyer or any person entitled to or acquiring ownership of the goodwill of the Business or the Purchased Assets through Buyer carries on a like business therein, but in no event more than the said 5-year period.

(b) Restrictions on Soliciting Employees. In addition, to protect Buyer against any efforts by Sellers or the Selling Shareholders to cause employees of the Business to terminate their employment, each Seller and each Selling Shareholder agrees that for a period of 5 years following the Closing Date so long as Buyer is engaged in activities similar to the Business, such Person will not directly or indirectly (i) induce any employee of the Business or of Buyer, to leave Buyer or to accept any other employment or position, or (ii) assist any other entity in hiring any such employee.

(c) Special Remedies and Enforcement. The parties agree that a breach by any Seller or any of the Selling Shareholders of any of the covenants set forth in this Section 5.2 could cause irreparable harm to Buyer, that Buyer’s remedies at law in the event of such breach would be inadequate, and that, accordingly, in the event of such breach, a restraining order or injunction or both may be issued against any Seller and/or any of the Selling Shareholders, in addition to any other rights and remedies that are available to Buyer. In connection with any such action or proceeding for injunctive relief, each Seller and each Selling Shareholder hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by Law, to have each provision of this Section 5.2 specifically enforced against such Person and consents to the entry of injunctive relief against such Person enforcing or restraining any breach or threatened breach of this Section 5.2.

(d) Severability. If this Section 5.2 is more restrictive than permitted by the Laws of any jurisdiction in which Buyer seeks enforcement hereof, this Section 5.2 shall be limited to the extent required to permit enforcement under such Laws. In particular, the parties intend that the covenants contained in Section 5.2(a) shall be construed as a series of separate covenants, one for each county and city in which the Business has been carried on and in which Buyer conducts a similar business after the Closing Date. Except for geographic coverage, each such separate covenant shall be deemed identical in terms. If, in any proceeding, a court or arbitrator shall refuse to enforce any of the separate covenants, then such unenforceable covenant shall be deemed eliminated from this Section 5.2 for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants to be enforced. If the provisions of this Section 5.2 shall ever be deemed to exceed the duration or geographic limitations or scope permitted by applicable law, then such provisions shall be reformed to the maximum time or geographic limitations in scope, as the case may be, permitted by applicable Law.

(e) Reduction of Time Period. In the event that the Company gives timely notice of its intention not to renew the Employment Agreement of a Selling Shareholder pursuant to Section VI of such Employment, such that such Employment Agreement expires at the end of the Initial Term (as defined in the Employment Agreement), then as to such Selling Shareholder, the time periods referred to in Sections 5.2(a) and (b) shall be 4 years instead of 5 years.

(f) Relocation of Business. The Company expects that if it were to relocate the Business such relocation would be primarily for business purposes. The Company anticipates that it would consult with the Selling Shareholders prior to making any such decision.

5.3 Sellers’ Payment of All Outstanding Liabilities. Promptly, but in no event later than five (5) business days after the Closing Date, Sellers shall use the Cash Payment to pay off all their then respective outstanding liabilities that were not otherwise satisfied in full as of the Closing Date pursuant to Section 2.5.

5.4 Permits and Approvals; Third Party Consents.

(a) Buyer and Sellers will each continue to use their best efforts to obtain all Approvals and Permits that may be necessary or that may be reasonably requested by Buyer to consummate the transactions contemplated by this Agreement.

(b) To the extent that the Approval of a third party with respect to any Contract is required in connection with the transactions contemplated by this Agreement, and in the event that any such Approval is not obtained prior to the Closing Date, Sellers shall cooperate with Buyer to ensure that Buyer obtains the benefits of each such Contract and shall indemnify and hold harmless Buyer for and against any and all Losses as a result, directly or indirectly, of the failure to obtain any such Approval.

Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that Sellers will not assign to Buyer any Assigned Contract that by its terms requires, prior to such assignment, the consent of any other contracting party thereto unless such consent has been obtained. With respect to each such Assigned Contract not assigned on the Closing Date, after the Closing Date, Sellers shall continue to deal with the other contracting party(ies) to such Assigned Contract as the prime contracting party, and Buyer and Sellers shall use their best efforts to obtain the consent of all required parties to the assignment of such Assigned Contract. Such Assigned Contract shall be promptly assigned by Sellers to Buyer after receipt of such consent after the Closing Date. Notwithstanding the absence of any such consent, Buyer shall be entitled to the benefits of such Assigned Contract accruing after the Closing Date; and Buyer agrees to perform all of the obligations of Sellers to be performed under such Assigned Contract after the Closing Date.

5.5 Audit Cooperation. After the Closing, Sellers shall, and shall cause their respective Affiliates to, cooperate fully in the preparation of all financial statements determined by Buyer to be necessary to meet its reporting obligations in connection with the consummation of the Transactions contemplated by this Agreement. Sellers shall provide, or cause to be provided to Buyer any records and other information in Sellers’ possession and control and requested by Buyer in connection therewith as well as access to, and the cooperation of, their accountants.

5.6 Compliance with Bulk Sales Laws Requirements . Buyer has agreed to waive compliance with all applicable bulk sale transfer laws in connection with the consummation of the transactions contemplated by this Agreement, including the bulk transfer provisions of the Uniform Commercial Code, and as a condition to such waiver by Buyer, Sellers and the Selling Shareholders will indemnify, defend and hold harmless Buyer from any Loss as a result of non-compliance with such applicable bulk sale transfer laws.

5.7 Covenants Relating to the Earn-Out Payments. Buyer will manage and operate the Business during the Earn-Out Years consistent with Buyer’s business strategy, principles and practices employed in the management and operation of Buyer’s business considered on a consolidated basis, with a view to the achievement of reasonable growth objectives in both sales and earnings. Buyer will allow Sellers and the Selling Shareholders reasonable input into the operation of the Business during the Earn-Out Years; provided, however, that Buyer will not have any liability to any Seller for any decisions made with respect to the operation of the Business during the Earn-Out Years or the management of its affairs, except where Buyer has acted in bad faith.

ARTICLE VI

CLOSING DELIVERIES

6.1 Deliveries by Sellers. Concurrently with the Closing, each Seller shall deliver to Buyer:

(a) The Bill of Sale, in the form of Exhibit C hereto, transferring all the Purchased Assets to Buyer;

(b) Certificates, dated within seven (7) business days of the Closing Date, from the Secretary of State of Pennsylvania and all other jurisdictions in which such Seller is qualified to do business to the effect that such Seller is in good standing under the laws of such jurisdictions;

(c) A Solvency Certificate signed by Stephen Lowenthal, such Seller’s Chief Executive Officer, substantially in the form of Exhibit D hereto;

(d) A legal opinion from such Seller’s legal counsel, Kaplin Steward Meloff Reither & Stein, P.C., in the form of Exhibit E hereto;

(e) An assignment agreement in respect of each of the Assigned Contracts (including, but not limited to those Contracts identified in Section 1.1(d) of the Disclosure Schedule) assigning to Buyer all of such Seller’s right, title and interest to the Assigned Contracts to which such Seller is a party and confirming that there are no liabilities owed by such Seller under each such Assigned Contract at the time of the assignment to Buyer, in each case, in form and substance reasonably acceptable to Buyer;

(f) The Employment Agreements, duly executed by Stephen Lowenthal and Scot Merves;

(g) Releases, in form and substance reasonably satisfactory to Buyer, evidencing discharge, removal and termination of all Encumbrances (other than Permitted Liens) to which any of the Purchased Assets are subject, which releases shall be effective at or prior to the Closing;

(h) The software and any other Intellectual Property related thereto, identified in Section 3.9;

(i) Evidence reasonably satisfactory to Buyer that Sellers have received all Approvals specified in Section 3.4 of the Disclosure Schedule, except for such Approvals that Buyer and Sellers agree, in writing, will be obtained post-closing pursuant to Section 5.4 hereof; and

(j) Evidence reasonably satisfactory to Buyer that Sellers have paid or made arrangements to pay or otherwise satisfy all of Sellers’ payroll obligations and accrued vacation with respect to the period prior to the Closing Date.

6.2 Deliveries by Buyer. Concurrently with the Closing, Buyer shall deliver to Sellers:

(a) The Cash Payment and the Buyer Shares, delivered to Sellers as provided in Section 2.2 hereof; and

(b) The Employment Agreements, each duly executed by an authorized officer of Buyer.

ARTICLE VII

SURVIVAL

7.1 Survival of Representations and Warranties. The representations and warranties contained in or made pursuant to this Agreement shall survive the Closing and expire on the second anniversary of the Closing Date, except for (i) the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.13, 3.20 and 3.22, which representations and warranties shall survive the Closing without expiration, (ii) the representations and warranties set forth in Section 3.11, which representations and warranties shall survive until six months after the end of the relevant statute of limitations period and (iii) if a claim for indemnification under Article VIII is made on or before the expiration of the representation or warranty to which the claim relates, then the indemnification obligation of the Indemnifying Party pursuant to Article VIII as well as the underlying representation and warranty shall survive, solely for purposes of resolving such claim, until the liability for such claim is finally determined.

7.2 Survival of Covenants. The covenants contained in or made pursuant to this Agreement shall survive the Closing and expire on the fifth anniversary of the Closing Date, or, in the case of a covenant which provides for an earlier or later period of survival, such covenant shall survive until the expiration of such earlier or later period.

ARTICLE VIII

INDEMNIFICATION

8.1 Obligations of Sellers and the Selling Shareholders. Each Seller and each Selling Shareholder agrees jointly and severally to indemnify and hold harmless Buyer and its directors, officers, employees, affiliates, agents, advisors and assigns from and against any and all Losses, directly or indirectly, as a result of, or based upon or arising from:

(a) any inaccuracy in or breach or nonperformance of any representation, warranty or covenant of any Seller or any Selling Shareholder made in this Agreement, including the Disclosure Schedule and Exhibits hereto;

(b) any liability or obligation of, Actions or claims against, any Seller or (with respect to matters or events occurring on or prior to the Closing) the Business;

(c) any and all Losses resulting from the assertion of claims made against the Purchased Assets sold hereunder or against Buyer by creditors of any Seller under any bulk sales law with respect to liabilities and obligations of such Seller not expressly assumed by Buyer;

(d) any Actions, claims, demands or obligations of any nature by or to stockholders, or former stockholders, of any Seller;

(e) any claims, demands or obligations of any nature by or to any employees, or former employees (with respect to matters or events occurring on or prior to the Closing), of any Seller; or

(f) the Excluded Liabilities.

8.2 Obligations of Buyer. Buyer agrees to indemnify and hold harmless Sellers from and against any and all Losses, directly or indirectly, as a result of, or based upon or arising from any third party claim in respect of the Business or the Purchased Assets that arise after the Closing Date and are a result of the conduct of the Business by Buyer after the Closing Date.

8.3 Procedure.

(a) Notice. Whenever any Indemnifiable Claim shall arise for indemnification under this Agreement, the Indemnified Party shall promptly notify the Indemnifying Party of such claim in writing, which notice shall include the facts constituting the basis for such claim. A failure to notify or to give notice as hereinabove set forth to the Indemnifying Party shall in no case prejudice the rights of the Indemnified Party under this Agreement unless the Indemnifying Party shall be prejudiced by such failure and then only to the extent the Indemnifying Party shall be prejudiced by such failure. The Indemnified Party shall not settle or compromise any Indemnifiable Claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld).

(b) Defense. In connection with any Indemnifiable Claim giving rise to indemnity under this Agreement resulting from or arising out of any claim or legal proceeding by a party who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense shall, subject to the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld) assume the defense of any such claim or legal proceeding with legal counsel approved by the Indemnified Party in its reasonable discretion. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense; provided, however, if (i) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (other than differing interests associated with an Indemnifying Party’s obligation to indemnify), or (ii) the employment of counsel by such Indemnified Party has been authorized in writing by the Indemnifying Party, or (iii) the Indemnifying Party has not in fact employed counsel to assume the defense of such action within a reasonable time; or (iv) the subject matter of the Indemnifiable Claim relates to the ongoing business of Buyer (as opposed solely to the payment of money damages) then, the Indemnified Party shall have the right to retain its own counsel at the sole cost and expense of the Indemnifying Party, which costs and expenses shall be paid by the Indemnifying Party on a current basis. If after notification thereof, the Indemnifying Party does not assume the defense of any such claim or litigation resulting from the Indemnifiable Claim within a timely manner so as not to prejudice the rights of the Indemnified Party, the Indemnified Party may defend against such claim or litigation, in such manner as it may deem reasonably appropriate, including, but not limited to, settling such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate (within the exercise of reasonable discretion). The liability of the Indemnifying Party shall be conclusively established by such settlement by the Indemnified Party to the extent entered into on the basis of its reasonable discretion, the amount of such liability to include, but not be limited to, both the settlement consideration and the reasonable costs and expenses, including attorneys’ fees, incurred by the Indemnified Party in effecting such settlement.

(c) Adjustments for Insurance Proceeds. The amount of any Loss entitling a party to indemnification under this ARTICLE VIII shall be reduced by the amount of any insurance proceeds recovered by the Indemnified Party for such Loss, net of all costs and expenses incurred in collecting such insurance proceeds (including, without limitation, reasonable attorneys’ fees). Nothing in this Section 8.3 shall be deemed to obligate any person to maintain any insurance or to pursue any claim against any insurer or third party.

(d) Tax Adjustments.

(i) If such Indemnified Party is liable for any additional Taxes as a result of the payment of amounts in respect of a Loss, the Indemnifying Party will pay to the Indemnified Party in addition to such amounts in respect of the Loss within 10 days after being notified by the Indemnified Party of the payment of such liability (x) an amount equal to such additional Taxes (the “Tax Reimbursement Amount”) plus (y) any additional amounts required to pay additional Taxes imposed with respect to the Tax Reimbursement Amount and with respect to amounts payable under this clause (y), with the result that the Indemnified Party shall have received from the Indemnifying Party an amount equal to the Loss.

(ii) To the extent that the Indemnified Party recognizes a Tax benefit with respect to any payment for Losses made hereunder (a “Tax Benefit”), the Indemnified Party shall pay to the Indemnifying Party the amount of such Tax Benefit (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Losses) at such time or times as and to the extent that the Indemnified Party or any Affiliate of Indemnified Party actually realizes such Tax Benefit through a refund of Tax, calculated by computing the amount of Taxes before and after inclusion of any Tax items attributable to such Losses for which indemnification was made and treating such Tax items as the last items claimed for any taxable period; provided that, if any subsequent Tax adjustments are made relating to the Indemnified Party for any taxable period as a result of or in settlement of any audit or other administrative proceeding that results in any change in the amount of any Tax Benefit to the Indemnified Party, appropriate payments will be made between the Indemnifying Party and the Indemnified Party to properly reflect such adjustment amount. Buyer, Sellers and Selling Shareholders each agree to provide the others or their respective designated representatives with assistance and such documents and records reasonably requested by them that are relevant to their ability to determine when an amount is payable to, or receivable from, the other party pursuant to this Section 8.3(d)(ii), including copies of Tax returns, estimated tax payments, schedules, and related supporting documents.

8.4 Limitations Upon Indemnification.

(a) Aggregate Dollar Limitation. Any indemnification to be paid by Sellers and the Selling Shareholders to Buyer pursuant to this ARTICLE VIII shall be limited to an aggregate amount not to exceed the Purchase Price, except with respect to violations or breaches of the representations, warranties, covenants or agreements contained in Sections 3.11, 3.13 and

3.20, for which there shall be no limitations on the Selling Shareholders’ indemnification obligations.

(b) Selling Shareholders’ and Sellers’ Deductible. Sellers and the Selling Shareholders shall not have any obligation to indemnify any Indemnified Party under this Article VIII unless and until the aggregate amount of Losses under Section 8.1 exceeds $25,000, and only for the aggregate amount of Losses that exceed $25,000.

(c) Buyer’s Deductible. Buyer shall not have any obligation to indemnify any Indemnified Party under this Article VIII unless and until the aggregate amount of Losses under Section 8.2 exceeds $25,000, and only for the aggregate amount of Losses that exceed $25,000.

8.5 Survival. The indemnification obligations set forth in this ARTICLE VIII shall survive the Closing and shall remain in effect for a period of 2 years after the Closing Date. Any matter as to which an Indemnifiable Claim has been asserted by notice to the other party that is pending or unresolved at the end of any limitation period shall continue to be covered by this ARTICLE VIII until such matter is finally terminated or otherwise resolved by the parties and settled under this Agreement or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

8.6 Arbitration. All claims, disputes and other matters in question arising out of, or relating to, this Agreement or the performance hereof, including, without limitation, Indemnifiable Claims, shall be submitted to, and determined by, arbitration if good faith negotiations among the parties hereto, if any, does not resolve such claim, dispute or other matter. Such arbitration shall proceed in accordance with the then-current rules for arbitration established by Judicial Arbitration Mediation Services, Inc./ENDISPUTE (“JAMS”), unless the parties hereto mutually agree otherwise, and pursuant to the following procedures:

(a) Buyer on the one hand and Sellers on the other hand shall each appoint an arbitrator from the JAMS panel of retired judges, and those party-appointed arbitrators shall appoint a third arbitrator from the JAMS panel of retired judges within ten (10) days. If the party-appointed arbitrators fail to appoint a third arbitrator within the ten (10) days, such third arbitrator shall be appointed by JAMS in accordance with its rules. Notwithstanding the foregoing, if Buyer and Sellers are able to agree upon the choice of one arbitrator, such proposed arbitration shall be decided by such arbitrator and all references in this ARTICLE VIII to “arbitrators” shall be replaced with the term “arbitrator” (as a reference to such single arbitrator)

(b) Reasonable discovery shall be allowed in arbitration.

(c) All proceedings before the arbitrators shall be held in Orange County, California. The governing law shall be as specified in Section 9.4.

(d) The award rendered by the arbitrators shall be final and binding, and judgment may be entered in accordance with applicable Law and in any court having jurisdiction thereof.

(e) The award rendered by the arbitrators shall include (i) a provision that the prevailing party in such arbitration recover its costs relating to the arbitration and reasonable attorneys’ fees from the other party, (ii) the amount of such costs and fees, and (iii) an order that the losing party pay the fees and expenses of the arbitrators.

(f) The arbitrator shall by the agreement of the parties expressly be prohibited from awarding punitive damages in connection with any claim being resolved by arbitration hereunder.

ARTICLE IX

GENERAL

9.1 Amendments; Waivers. This Agreement and any schedule or exhibit attached hereto may be amended only by agreement in writing of all parties. No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

9.2 Schedules; Exhibits; Integration. Each schedule and exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although schedules need not be attached to each copy of this Agreement. This Agreement, together with such schedules and exhibits, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

9.3 Further Assurances. Each party will use its commercially reasonable best efforts to cause all conditions to its and the other parties’ obligations hereunder to be timely satisfied and to perform and fulfill all obligations on its part to be performed and fulfilled under this Agreement, to the end that the transactions contemplated by this Agreement shall be effected substantially in accordance with its terms as soon as reasonably practicable. Each party shall execute and deliver such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement the transactions contemplated hereby or to evidence such events or matters.

9.4 Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and performed in such State and without regard to conflicts of law doctrines.

9.5 No Assignment. Neither this Agreement nor any rights or obligations under it are assignable except that Buyer may assign its rights hereunder to any subsidiary of Buyer and/or to any post-Closing purchaser of a substantial part of the Purchased Assets; provided, however, that Buyer shall continue to be liable for the Purchase Price and Earn-Out Payments unless Sellers otherwise agree and the transferee assumes such obligations to Sellers in writing.

9.6 Headings. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

9.7 Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.

9.8 Publicity and Reports. Neither Sellers nor the Selling Shareholders shall issue any press release, public statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without obtaining the prior consent of Buyer except as required by applicable Law and then only after providing as much advance notice to Buyer as practicable and cooperating with Buyer with respect to any confidential treatment request or similar procedure. Sellers or the Selling Shareholders, as applicable, shall obtain the prior consent of Buyer to the form and content of any application or report made to any Governmental Entity or which relates to this Agreement, which consent shall not be unreasonably withheld. Buyer shall provide Sellers with advance notice and an opportunity to review any press release proposed to be issued by Buyer and relating to this Agreement, or the transactions contemplated by this Agreement.

9.9 Remedies Cumulative. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. In addition, ARTICLE VIII shall not be deemed to preclude or otherwise limit in any way the exercise of any other rights or pursuit of other remedies for the breach of this Agreement or with respect to any misrepresentation.

9.10 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each party, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement is intended to relieve or discharge the obligation of any third Person to any party to this Agreement.

9.11 Notices. Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by telex, telefax or telecommunications mechanism provided that any notice so given is also mailed as provided in clause (c) or (c) mailed by certified or registered mail, postage prepaid, receipt requested as follows:

If to Buyer, addressed to:

SeraCare Life Sciences, Inc.

1935 Avenida del Oro, Suite F

Oceanside, California 92056

Facsimile: (760) 806-8933

Attention: Michael F. Crowley, President

With a copy to:

O’Melveny & Myers LLP

114 Pacifica, Suite 100

Irvine, California 92618

Facsimile: (949) 737-2300

Attention: David A. Krinsky, Esq.

If to Sellers, addressed to:

International Recruiting Service, Inc. d/b/a BioMedical Resources, Inc.

21 North York Road

Hatboro, PA 19040

Facsimile: (215) 672-7149

Attention: Stephen Lowenthal, President

Simplicity Diagnostics, Inc.

21 North York Road

Hatboro, PA 19040

Facsimile: (215) 672-7149

Attention: Stephen Lowenthal, President

With a copy to:

Maury B. Reiter, Esquire

Kaplin Steward Meloff Reiter & Stein, P.C.

350 Sentry Parkway, Building 640

Blue Bell, PA 19422

Facsimile: (610) 825-7076

or to such other address or to such other person as either party shall have last designated by such notice to the other party. Each such notice or other communication shall be effective (i) if given by telecommunication, when transmitted to the applicable number so specified in (or pursuant to) this Section 9.11 and an appropriate answerback is received, (ii) if given by mail, three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when actually delivered at such address.

9.12 Expenses and Attorneys Fees. Sellers and Buyer shall each pay their own expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including but not limited to the fees, expenses and disbursements of their respective accountants and counsel. In the event of any Action for the breach of this Agreement or misrepresentation by any party, the prevailing party shall be entitled to reasonable attorney’s fees, costs and expenses incurred in such Action.

9.13 Specific Performance. Sellers, the Selling Shareholders and Buyer each acknowledge that, in view of the uniqueness of the Business and the transactions contemplated by this Agreement, each party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other party shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

ARTICLE X

DEFINITIONS

For all purposes of this Agreement, except as otherwise expressly provided,

(a) the terms defined in this ARTICLE X have the meanings assigned to them in this ARTICLE X and include the plural as well as the singular,

(b) all accounting terms not otherwise defined herein have the meanings assigned under GAAP,

(c) all references in this Agreement to designated “Articles,” “Sections” and other subdivisions are to the designated Articles, Sections and other subdivisions of the body of this Agreement,

(d) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, and

(e) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

As used in this Agreement and the Exhibits and Schedules delivered pursuant to this Agreement, the following definitions shall apply.

“Action” means any action, complaint, petition, investigation, suit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental Entity.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.

“Approval” means any approval, authorization, consent, qualification or registration, or any waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Entity or any other Person.

“Associate” of a Person means

(i) a corporation or organization (other than a party to this Agreement) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities;

(ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity; and

(iii) any relative or spouse of such person or any relative of such spouse who has the same home as such person or who is a director or officer of Sellers or any of their respective Affiliates.

“Business” means the collective business of Sellers involving the sale of products from a wide variety of positive and negative disease state plasma, antigens and serum supplied as single donor units or pooled lots, and custom processing services such as filtration, defribination, delipidation and dialysis.

“Closing” means the consummation of the Transactions.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended, or as hereafter amended.

“Contract” means any contract, agreement, lease, license, sales order, purchase order, or other legally binding commitment or instrument, whether or not in writing.

“Cost of Disease State Sales” means all costs that are directly or indirectly assignable to Net Disease State Sales as recorded and measured in accordance with GAAP and consistent with Buyer’s normal business practices, including but not limited to: (i) the carrying value of inventory being sold to customers (as measured by the lower of the historical cost or fair market value of such inventory item), (ii) all manufacturing, operating or third party costs related to the identification of donors, or the collection, testing, evaluation, receipt, storage, processing or shipping of disease state products, (iii) all direct or indirect labor costs related to the manufacture or preparation of inventory for sale, (iv) all packaging and facility costs, (v) and all sales commissions, salaries and other wages and employee-related expenses (including, but not limited to the cost of all employee benefit programs). For the avoidance of doubt, “Cost of Disease State Sales” shall not include any of the following items: (i) the Earn-Out Payments, and (ii) without the prior written consent of Sellers (which consent cannot be unreasonably withheld), any expense not substantially related to or required for Buyer’s disease state business after the Closing Date.

“Disclosure Schedule” means the Disclosure Schedule dated as of the date hereof, delivered by Sellers to Buyer and attached hereto. The Sections of the Disclosure Schedule shall be numbered to correspond to the applicable Section of this Agreement and, together with all matters under such heading, shall be deemed to qualify only that section.

“DSOI” means the difference between (A) the Net Disease State Sales, and (B) the Cost of Disease State Sales.

“Employment Agreement” shall mean an employment agreement in the form of Exhibit F hereto.

“Encumbrance” means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting,

sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, law, equity or otherwise.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“Financial Statements” means the financial statements referred to in Section 3.6(a).

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental Entity” means any government or any agency, district, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Hazardous Substance” means (but shall not be limited to) substances that are defined or listed in, or otherwise classified pursuant to, any applicable Laws as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances,” or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitibility, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or “EP toxicity,” and petroleum and drilling fluids, produced waters and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy.

“Indemnifiable Claim” means any Loss for or against which any party is entitled to indemnification under this Agreement; “Indemnified Party” means the party entitled to indemnity hereunder; and “Indemnifying Party” means the party obligated to provide indemnification hereunder.

“knowledge” shall mean the knowledge any Person would have after due inquiry.

“Law” means any constitutional provision, statute or other law, rule, regulation, or interpretation of any Governmental Entity and any Order.

“Loss” means any action, cost, damage, disbursement, expense, liability, loss, deficiency, diminution in value, obligation, penalty or settlement of any kind or nature, whether foreseeable or unforeseeable, including but not limited to, interest or other carrying costs, penalties, reasonable legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by the specified person.

“Net Disease State Sales” means (A) the gross sales of the Buyer’s disease state business after the Closing Date as recorded and measured in accordance with GAAP and consistent with Buyer’s normal business practices, minus (B) ordinary and customary reductions, including but not limited to, reductions relating to normal and customary trade and quantity discounts, allowances and rebates, returns and replacements, warranty costs, special handling or shipping, samples, taxes and duties. For the avoidance of doubt, the reductions in gross sales set forth in clause (B) of the foregoing sentence shall not, without the prior written consent of

Sellers (which consent cannot be unreasonably withheld), include any expense not substantially related to or required for Buyer’s disease state business after the Closing Date.

“Order” means any decree, injunction, judgment, order, ruling, assessment or writ.

“Permit” means any license, permit, franchise, certificate of authority, or order, or any waiver of the foregoing, required to be issued by any Governmental Entity.

“Permitted Encumbrances” means (a) liens for Taxes and other governmental charges and assessments that are not yet due and payable and (b) other liens on, or imperfections of title with respect to, property that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien or imperfection.

“Person” means an association, a corporation, an individual, a partnership, a trust or any other entity or organization, including a Governmental Entity.

“Purchase Price” means an amount equal to the aggregate value of all consideration ultimately paid by Buyer for the Purchased Assets pursuant to Sections 2.2, 2.3 and 2.4.

“Real Property” means all assets consisting of real property, appurtenances thereto, rights in connection therewith, and any interest therein, including without limitation leasehold estates.

“Tax” means any foreign, federal, state, county or local income, sales, use, excise, franchise, ad valorem, real and personal property, transfer, gross receipt, stamp, premium, profits, customs, duties, windfall profits, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding taxes, fees, assessments or charges of any kind whatever imposed by any Governmental Entity, any interest and penalties (civil or criminal), additions to tax, payments in lieu of taxes or additional amounts related thereto or to the nonpayment thereof, and any Loss in connection with the determination, settlement or litigation of any Tax liability.

“Tax Return” means a declaration, statement, report, return or other document or information required to be filed or supplied with respect to Taxes.

“Transaction Documents” means this Agreement, the Exhibits hereto, and any other documents contemplated or required hereby or thereby.

“Transactions” means the transactions contemplated by the Transaction Documents.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

SERACARE LIFE SCIENCES, INC.

By:	/s/ Michael Crowley Jr.
Name: Michael Crowley Jr.
Title: President

By:
Name:
Title:

INTERNATIONAL RECRUITING SERVICE, INC. d/b/a BIOMEDICAL RESOURCES, INC.

By:	/s/ Stephen Lowenthal
Name: Stephen Lowenthal
Title: President

By:	/s/ Scot Merves
Name: Scot Merves
Title: Vice President

SIMPLICITY DIAGNOSTICS, INC.

By:	/s/ Stephen Lowenthal
Name: Stephen Lowenthal
Title: President

By:	/s/ Scot Merves
Name: Scot Merves
Title: Vice President

SELLING SHAREHOLDERS

By:	/s/ Stephen Lowenthal
Stephen Lowenthal

By:	/s/ Scot Merves
Scot Merves